

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

August 23, 2016

<u>Via E-mail</u>
Jennifer M. Davis
Deputy Chief Financial Officer
Santander Drive Auto Receivables LLC
1601 Elm Street
Suite 800
Dallas, Texas 75201

     Re: **Santander Drive Auto Receivables Trust 2012-6**
        Santander Drive Auto Receivables Trust 2013-1
        Santander Drive Auto Receivables Trust 2013-2
        Santander Drive Auto Receivables Trust 2013-3
        Santander Drive Auto Receivables Trust 2013-4
        Forms 10-K for the Fiscal Year Ended December 31, 2015
        File Nos. 333-180147-03, 333-180147-04, 333-180147-05, 333-180147-06, 333-180147-07

Dear Ms. Davis:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ M. Hughes Bates

                 M. Hughes Bates
                 Special Counsel
                 Office of Structured Finance

cc: Izzy Dawood, Chief Financial Officer, Santander Consumer USA
    Angela M. Ulum, Esq., Mayer Brown LLP